

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 12, 2011

Via E-mail
James G. Gilbertson
Chief Financial Officer
Granite City Food & Brewery Ltd.
5402 Parkdale Drive, Suite 101
Minneapolis, MN 55416

      Re: Granite City Food & Brewery Ltd.
              Amendment No. 1 to Registration Statement on Form S-3
              Filed July 22, 2011
              File No. 333-174908

Dear Mr. Gilbertson:

We have received your response to our comment letter dated July 12, 2011 and have the following additional comments.

General

1. We note your response to our prior comment one and we are unable to agree with your conclusion based on the arguments you have presented. Please revise to name CDP as a statutory underwriter or provide us with additional arguments in support of your position.

Please contact Chanda DeLong at (202) 551-3490 or me at (202) 551-3469 with any questions.

              Sincerely,

              /s/ Justin Dobbie

              Justin Dobbie
              Legal Branch Chief